

September 27, 2013

Via E-Mail
Mr. Scott Topping
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819

  Re: **Hawaiian Holdings, Inc.**
     Form 10-K for the Year Ended December 31, 2012
     Filed February 8, 2013
     Form 10-Q for the Quarter Ended June 30, 2013
     Filed July 25, 2013
     File No. 001-31443

Dear Mr. Topping:

   We have reviewed your response letter dated September 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates, page 46
Frequent Flyer Accounting, page 46

1. We note from your response to our prior comment 2 that the errors were initially identified by your auditor in connection with the audit of the financial statements for the year ended December 31, 2011. We also note that you concluded that this deficiency was a significant deficiency in your internal controls over financial reporting. Please explain to us why management's report on ICFR included in the Form 10-K for the year ended

December 31, 2011 concluded that ICFR was effective and did not disclose the existence of this significant deficiency. It appears that if the error was identified prior to the issuance of the 2011 financial statements and was quantitatively material to net income, the error should have been corrected in the Form 10-K for the year ended December 31, 2011. Although we note your consideration of the qualitative factors in regards to this error, it appears that due to the quantitative significance to net income, this error should have been considered material to the 2011 financial statements and corrected in the 2011 Form 10-K. Please advise or revise accordingly.

2. Also, with regards to the correction of this error in 2012, we have additional follow-up questions and would like you to address the following:
   - We note that in the table detailing the impact of the errors by year, the frequent flyer deferral period error in 2010 and 2009 was $8.6 million and $5.5 million, respectively. Please tell us when these errors were corrected, if at all, or if they are included in the $7.3 million amount.
   - Please tell us how the total iron-curtain impact and total rollover impact amounts were calculated or determined. For example, please tell us why the 2011, 2010 and 2009 iron-curtain impact amounts are not applicable.
   - Please explain to us the nature of the other errors amounting to $1.3 million in 2011 and tell us why you believe it was not appropriate to correct these errors in the 2011 Form 10-K or in connection with the 2012 $7.9 million adjustment.

Audited Financial Statements

Note 10. Capital Stock and Share-based Compensation, page 87

3. We note from your response to our prior comment 4 that you concluded that the fair value of the market-based award was quantitatively immaterial. However, we believe that it is important to the reader to understand the assumptions that led to the immaterial valuation of the market-based award since the result using different assumptions may have been a more material fair value. Therefore, please revise future filings to disclose the significant assumptions used to determine the value of the market-based awards.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief